24 June 2005

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 - 5th Street NW, Mail Stop 05-10

Washington, DC 20549-0510

Attn: Ms. Tamara Brightwell, Staff Attorney

Re:	PW Eagle, Inc.

Form S-3 filed April 29, 2005

File No. 333-124462

Form 10-K for fiscal year ended December 31, 2004

Form 10-Q for the quarter ended March 31, 2005

File No. 000-18050

Dear Ms. Brightwell:

On behalf of PW Eagle, Inc. (the “Company”), we submit this letter in response to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”) received by letter dated May 27, 2005. We appreciate the Staff’s prompt consideration of this response.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require.

Form S-3 filed April 29, 2005

General

1.	We note that you filed a confidential treatment request with respect to an exhibit to the Form 10-Q for the quarter ended March 31, 2005. Please note that we may have comments on your confidential treatment request that will follow by separate letter. Please be advised that all confidential treatment issues must be resolved before we will consider a request for effectiveness of your registration statement.

Ms. Tamara Brightwell

June 24, 2005

RESPONSE:

We received a letter from the Division of Corporate Finance on June 6, 2005 with comments on our Application for Confidential Treatment for portions of Exhibit 10.1 filed with the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2005. We acknowledge that all confidential treatment issues must be resolved before the SEC will consider a request for effectiveness of the Company’s registration statement and are in the process of responding to the June 6 letter.

Risk Factors, page 4

2.	We note the statement that the “risks and uncertainties described are not the only ones we face.” Please confirm that you have disclosed all material risks or revise this section accordingly. In addition, please delete the fourth sentence in the introductory paragraph.

RESPONSE:

We confirm that we have fully disclosed all material risks. Our response to comment 5 elaborates on three risk factors that were previously contained under the heading “Other Risk Factors.” They are now set off as separate, individual risk factors. We have deleted the following sentence in the introductory paragraph of the Risk Factors section: “Additional risks and uncertainties not presently known to us or that we consider immaterial may also affect our business operations.”

We have a significant amount of outstanding debt.... page 5

3.	Revise this section to state the amount outstanding under each credit facility and the interest rate of each facility, as of the most recent date practicable. Please state your current annual debt service payment obligations.

RESPONSE:

We have revised this risk factor to state the amount outstanding under each of the Company’s credit facilities as of March 31, 2005, the interest rates of each facility and the Company’s current annual debt service payment obligations by adding the following paragraph to the beginning of the risk factor:

“At March 31, 2005, PW Eagle had approximately $81,399,000 in outstanding debt on a consolidated basis under the PW Eagle and USPoly revolving credit facilities. Of this amount, approximately $70,929,000 was outstanding under the PW Eagle revolving credit facility, which bears interest at rates between 5.25% and 5.875%, and approximately $10,470,000 was outstanding under the USPoly Senior Credit Facility,

Ms. Tamara Brightwell

June 24, 2005

which bears interest at a rate of 6.25%. At March 31, 2005, PW Eagle also had approximately $54,809,000 in other long term debt obligations on a consolidated basis. PW Eagle’s total current annual debt service obligation is approximately $11,045,000.”

Interest rates affect our ability to finance our indebtedness.... page 6

4.	Please indicate how much your interest expense will increase for a 1% increase in interest rates.

RESPONSE:

We have revised this risk factor to indicate how much the Company’s interest expense will increase for a 1% increase in interest rates, which amount is approximately $0.9 million. The revised risk factors now reads as follows:

“We are exposed to certain market risks on $87.6 million of outstanding variable interest-rate debt obligations at March 31, 2005. Market risk is the potential loss arising from the adverse changing in market rates and prices, such as interest rates. Market risk is estimated as the potential increase in fair value resulting from a hypothetical one percent increase in interest rates which would result in an annual interest expense increase of approximately $0.9 million. Accordingly, interest rate increases would further challenge our ability to pay the interest expense on our debt and fixed charges. In addition, an increase in interest rates could slow the growth of the economy and affect the demand for our products.”

Other risk factors, page 6

5.	All material risks should be fully described in a separate risk factor for each. Please revise accordingly.

RESPONSE:

We have revised this section to elaborate upon the three risk factors formerly referenced under the heading “Other Risk Factors.” Each are now more fully described in separate risk factors, as follows:

“A significant portion of our business and the demand for our products is seasonal in nature and any adverse weather conditions that result in a slow down in the construction industry may adversely affect demand for our products.

Our products are used in new residential and commercial construction. Because of this, the demand for these products tends to be seasonal to correspond with increased

Ms. Tamara Brightwell

June 24, 2005

construction activity in the late spring, summer, and early fall. Any significant or prolonged adverse weather conditions that negatively affect the construction industry or slows the growth of new construction activity may negatively affect our operating results.

Our operating results are dependent on the price of resin and any competitive pressure in the resin industry that increases supply or decreases the price of resin may negatively affect our profitability.

The primary raw material used in most of our products is PVC resin. Generally, in periods of strong demand and limited supply of PVC resin, prices of resin tend to increase. Conversely, PVC resin prices tend to decrease when demand is weak and there is excess supply. Historically, in response to increasing resin prices, we have been able to increase the price of our products at a greater rate, resulting in better margins. During periods of decreasing resin prices, our selling prices have tended to decrease faster than our raw material costs, resulting in lower margins. In the event of a significant increase in PVC resin capacity or a significant decrease in the demand for PVC resin, resulting in a period where there is an excess supply of PVC resin, our margins and profitability could be negatively impacted.

A loss or limitation of prior utilization of net operating loss carryforwards could have a material adverse impact on our financial position and results of operations.

The Company’s cumulative deferred tax asset recorded in prior years totaling approximately $13.5 million associated with net operating loss carryforwards has been fully utilized. We have evaluated tax-reporting compliance relating to the past and fiscal 2000 utilization of the net operating loss carryforwards, and believe we have complied in all respects. A failure to meet the requirements could result in a loss or limitation of the utilization of carryforwards, which could have a material adverse effect on our financial position and results of operations in future periods.

Our inability to utilize current net operating loss carryforwards could have a material adverse impact on our financial position and results of operations.

We have not provided any valuation allowance associated with deferred tax assets of approximately $12.5 million at March 31, 2005. Although the Company’s industry and operating profits are highly cyclical, management believes that the Company will be profitable over its operating cycle, based on historical results and other analysis. This belief is largely based on a combination of 1) the Company’s participation as one of the PVC pipe industry leaders, 2) distribution centered on populated growth markets, 3) professional management dedicated to the PVC pipe industry and 4) debt paydown and corresponding reduction in future financing costs. The Company’s cyclical nature and corresponding operating results are significantly influenced by the overall US future

Ms. Tamara Brightwell

June 24, 2005

economic cycles, which, in addition to driving demand for the Company’s products, also influence the cost of the primary raw material input, PVC resin. Generally, as PVC resin costs are rising during our operating cycles, our profitability associated with product shipments increases. These factors have been considered as part of the Company’s evaluation of the need for a valuation allowance associated with deferred tax assets. The Company will continue to monitor the need for a valuation allowance at each balance sheet date in 2005, to ensure the conclusions reached in 2004 are sustainable. Any change in this conclusion would result in a direct reduction of our reported results from operations, and could result in virtual elimination of our shareholders’ equity as of the date of the potential determination of the need for such a valuation allowance for financial reporting purposes.”

Selling Shareholder, page 7

6.	Revise this section to include a reasonably detailed description of how the selling shareholder acquired the common shares to be sold including, but not limited to, a discussion of the exemption relied upon to issue the warrants and shares and the party to whom the warrants were issued, when the warrants were issued, and when the warrants became exercisable.

RESPONSE:

We have revised the Selling Shareholder section by adding the following language:

“On September 20, 1999, PW Eagle, as partial consideration for the purchase of its Senior Subordinated Notes due 2007 by an affiliate of JP Morgan Partners LLC, the selling shareholder, issued common stock purchase warrants to the selling shareholder for the purchase of an aggregate of 1,343,452 shares of the Company’s common stock, immediately exercisable, at an exercise price of $0.01 per share. On May 17, 2005 the warrant holder elected to exchange their warrant shares, in a cashless exercise, for 1,340,657 shares of common stock. The above securities were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. On May 26, 2005, the selling shareholder sold 536,438 of the 1,340,657 shares of common stock acquired pursuant to the warrant exchange described above in accordance with Rule 144.”

7.	Please clarify the disclosure in the second sentence in this paragraph. We assume that you intended to say that the selling shareholder has not had any material relationship with the company except as set forth in the footnotes to the table. If the selling shareholder has had a material relationship with you within the past three years, please describe it.

Ms. Tamara Brightwell

June 24, 2005

RESPONSE:

We have revised and clarified this sentence as follows:

“To our knowledge, the selling shareholder has not, within the past three years, had any material relationship with us, except with respect to its ownership of the Senior Subordinated Note referred to above (which was repaid on October 25, 2004) and except that Sean Epps, a principal of the selling shareholder, served as an observer to PW Eagle’s board of directors prior to October 25, 2004.”

8.	Please tell us whether the selling shareholder is a broker-dealer or an affiliate of broker-dealer. If the selling shareholder is a registered broker-dealer, it should be named as an underwriter. If the selling shareholder is an affiliate of a registered broker-dealer, expand the prospectus to indicate whether it acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition it had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

RESPONSE:

We have revised this section to include the following paragraph:

“The selling shareholder is an affiliate of a registered broker-dealer. The selling shareholder acquired the Company’s securities to be resold in the ordinary course of business. The selling shareholder informed the Company that it did not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock at the time of the acquisition of the securities.”

Plan of Distribution, page 8

9.	Revise this section to include a discussion of the effect of Regulation M on the activities of any potential broker-dealers, underwriters, or others participating in a distribution of the common shares.

Ms. Tamara Brightwell

June 24, 2005

RESPONSE:

This section has been revised to include the following paragraph:

“Any person participating in a distribution of the common shares offered under this prospectus will be subject to the Securities Exchange Act of 1934. The rules under the Securities Exchange Act of 1934 include, without limitation, Regulation M, which may limit the timing of purchases and sales of the common shares by the selling shareholder and any other such person. Additionally, Regulation M may restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to the particular common shares being distributed for a period of up to five business days before the distribution. This may affect the marketability of the common shares as well as the ability of any person or entity to engage in market-making activities with respect to the common shares.”

Where You Can Find More Information, page 10

10.	Update this section as necessary to include all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2004 through the effective date of this registration statement. See Form S-3 Item 12(a)(2).

RESPONSE:

This section has been revised to include the following reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2004 through the effective date of the registration statement:

Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed March 29, 2005;

Definitive Proxy Statement on Schedule 14A filed on April 21, 2005.

Quarterly Report of Form 10-Q for the fiscal quarter ended March 31, 2005, filed on May 6, 2005.

Current Reports on Form 8-K filed February 2, 2005, February 3, 2005, March 17, 2005, March 29, 2005, March 31, 2005, May 23, 2005, June 2, 2005 (two filings), June 8, 2005, and June 23, 2005.

11.	Where you reference the incorporation of future filings it appears that you have indicated an incorrect file number, #0-18317, rather than the number that corresponds with your Exchange Act filings on Edgar, which is 0-18050. Please revise.

RESPONSE:

We have revised this section to reflect the correct file number: 0-18050.

Ms. Tamara Brightwell

June 24, 2005

Exhibit 5.1

12.	Please revise the legality opinion to reflect the state of incorporation.

RESPONSE:

We have revised the legality opinion to reflect the state of incorporation, which is Minnesota.

Form 10-K for fiscal year ended December 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

13.	In future filings, revise this section to more fully discuss the financial covenants and ratios that PW Eagle, USPoly, and PW Pipe are required to comply with under their respective credit facilities.

RESPONSE:

In future filings, PW Eagle intends to provide a more complete discussion of the financial covenants and ratios that PW Eagle and USPoly are required to comply with under their respective credit facilities. PWPipe is a former assumed name of the Company that is no longer used.

MD&A – Liquidity and Capital Resources, page 12

14.	In future filings, please state the amount currently outstanding under each credit facility.

RESPONSE:

In future filings, PW Eagle intends to state the amount currently outstanding under PW Eagle’s and USPoly’s credit facilities.

15.	In future filings, discuss the financial covenants the company is required to comply with under the capital lease obligations discussed on pages 13 and 16.

Ms. Tamara Brightwell

June 24, 2005

RESPONSE:

In future filings, PW Eagle intends to discuss the financial covenants it is required to comply with under certain of its capital lease obligations.

MD&A – Contractual Obligations, page 15

16.	It appears to us that you should revise you tabular presentation in future filings to include estimated variable interest payments for each period based on the current amount outstanding and current interest rates and disclose the assumptions used to estimate such amounts. If you do not reflect estimated variable interest payments in the table, you should revise future filings to provide a note to the table that estimates them for each period based on the current amount outstanding and current interest rates and discloses the assumptions used to estimate such amounts.

RESPONSE:

In future filings, PW Eagle intends to so revise its tabular presentation to discuss estimated variable interest payments using one of the two methods suggested.

MD&A – Critical Accounting Policies, page 21

17.	It appears to us that you should revise your disclosures related to critical accounting policies in future filings to address the methodology and assumptions underlying them, the effect they had on your financial statements and the effect of changes in estimates. For example, revise your disclosures related to income taxes to quantify the amount of taxable income you are required to earn to fully realize your deferred tax assets and the amount of taxable income you earned in the current period and revise your disclosures related to insurance and worker’s compensation liabilities to provide roll-forwards for each period and, if applicable, to address material fluctuations in amounts accrued.

RESPONSE:

In future filings, PW Eagle intends to revise its disclosures related to critical accounting policies to address the methodology and assumptions underlying them, the effect they had on PW Eagle’s financial statements and the effects of any changes in the estimates.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 24

18.	In future filings, please include a discussion of any commodity price risk the company faces.

Ms. Tamara Brightwell

June 24, 2005

RESPONSE:

In future filings, PW Eagle will include a discussion of any commodity price risk it faces.

Consolidated Statements of Cash Flows, page 28

19.	Tell us if the overdrafts are book overdrafts or bank overdrafts. If they are book overdrafts, tell us why you believe it is appropriate to reflect them in financing activities.

RESPONSE:

The overdrafts are book overdrafts. The book overdrafts are identified as such on the balance sheet on page 26, as a separate line item under current liabilities. These book overdrafts represent outstanding checks that have not cleared the bank, that are in excess of the related bank balance as of the balance sheet date. Our banks used for writing checks are the same banks that provide the revolving credit facilities. The bank accounts have checks drawn on them, and at the time the checks clear the bank, the bank automatically creates an additional borrowing under the revolving credit facility to off set the daily bank check clearings. If the checks had all cleared at the balance sheet date, they would then have resulted in a higher revolving credit liability, and all borrowings under the revolving credit facilities are shown as sources of cash in the financing activities of the cash flow statement. We therefore believe it is appropriate to reflect the book overdrafts in the financing activities.

Note 2. Acquisitions and Divestitures, page 32

20.	Provide us additional information related to the transaction in which USPoly acquired the business of W.L. Plastics for $17.6 million and explain if and how this transaction is reflected in the consolidated financial statements. In addition, provide us a comprehensive explanation of how and why you determined the equity method was initially appropriate and how and why you determined the cost method is appropriate.

RESPONSE:

The acquisition of WL Plastics is reflected in the financial statements by recording the value of USPoly’s 5% ownership interest ($300,000) as an Investment in Affiliate. This is included in Other Assets on the Balance Sheet on page 26 and disclosed in Note 3 – Other Financial Statement Data on page 35.

Ms. Tamara Brightwell

June 24, 2005

In summary, PW Eagle obtained approximately a 5% ownership interest in W.L. Plastics in October 2003 and recorded their investment on the cost method of accounting in accordance with APB 18. In January 2004, PW Eagle acquired an additional 18% ownership to increase their total ownership to approximately 23%. As part of the acquisition, PW Eagle also obtained Board of Director representation. Hence, PW Eagle recorded their investment in W.L. Plastics on the equity method of accounting in accordance with APB 18. As further explained in the detail below, during the course of 2004, certain changes occurred. As a result, PW Eagle changed their accounting back to the cost method in accordance with FIN 35 and APB 18.

What follows is a comprehensive discussion of how and why PW Eagle determined the equity method was appropriate for recording the WL Plastics transactions and how and why it subsequently determined the cost method was appropriate:

•	On September 30, 2003, PW Eagle contributed its polyethylene (PE) pipe business to its subsidiary, USPoly. On October 1, 2003, USPoly purchased 30 shares of WL Plastics, a manufacturer of large diameter PE pipe. USPoly also entered into a Management Agreement with WL Plastics for USPoly to provide strategic advice to WL Plastics and other management advisory services, giving USPoly access to information on all aspects of WL Plastics’ business. USPoly and WL Plastics management saw the possibility for synergies within the 2 businesses, both PE pipe manufacturers, and the potential for a future business combination. At the same time, William Blair Mezzanine Capital Fund purchased 75 shares, lent $13MM to WL Plastics and received a warrant for the purchase of 216 additional shares. This gave William Blair a 52.10% and USPoly a 5.35% interest in WL Plastics on a fully diluted basis. As a result of these transactions, William Blair received the right to immediately nominate 3 directors to WL Plastics’ board, out of 5 members. USPoly received the right to nominate 2 members to WL Plastics’ board if and when USPoly purchased an additional 200 shares of WL Plastics’ stock.

•	On January 15, 2004, USPoly purchased an additional 176.5 shares in WL Plastics to bring its interest up to 23.4%. Since USPoly did not purchase the full 200 shares, its right to nominate board members was revised to permit it to nominate one individual to WL Plastics’ board. Also at that time, WL Plastics was beginning to see USPoly as a potential competitor. As such, the Management Agreement was amended to limit USPoly’s access to WL Plastics’ confidential information at WL Plastics’ discretion.

•	At the time of USPoly’s second acquisition of shares, PW Eagle evaluated its ownership position and determined that under APB 18, the equity method of accounting was appropriate. APB 18, Paragraph 17 states, in part, “an investment (direct or indirect) of 20% or more of the voting stock of an investee should lead to a presumption that in the absence of evidence to the contrary an investor has the ability to exercise significant

Ms. Tamara Brightwell

June 24, 2005

influence over an investee.” At that time, the only evidence of a lack of influence was the change to the Management Agreement; however that was not deemed significant enough to override the presumption of influence.

•	In early September 2004, USPoly announced the acquisition of Uponor Aldyl Company (UAC), which closed on September 27, 2004. UAC produces large diameter pipe in markets directly competitive to WL Plastics’. As a result, it became increasingly difficult for USPoly to receive financial information of WL Plastics. For the second and third quarters of 2004, USPoly was verbally informed of the net income number necessary to record its ownership interest under the equity method but was not provided with additional information.

•	During the same time period, USPoly requested that both its financial advisor and its auditors have access to WL Plastics’ financial statements and records for purposes of valuing USPoly’s investment in WL Plastics and gaining assurance that the financial information had been appropriately recorded in USPoly’s financial statements, respectively. In both cases, WL Plastics would only allow access to its information after the advisor/auditor entered into a confidentiality agreement prohibiting it from disclosing information to USPoly.

•	William Blair holds 41.2% ownership interest and the founders of WL hold 19.5%. During 2004, the founders and William Blair both grew to see USPoly as more competitive and grew more difficult to work with. In general, the founders and William Blair made business decisions in their interest and voted as a “bloc” giving them a combined 60.7% of the vote and control of the Board of Directors. In December 2004, a member of William Blair’s management that works with WL visited Spell Capital. He informed Spell that WL was going to make an acquisition of another business. Other than stating the name of the business and that the acquisition would be financed with debt (rather an equity call from the current shareholders) he declined to provide any further information (i.e.: size of business, purchase price, historical profitability, etc.)

•	In December 2004, USPoly made a formal request to WL Plastics to provide historical audited financial statements for inclusion in USPoly’s anticipated S-1 filing. WL Plastics refused to release this information to USPoly. As a result, in December, 2004, USPoly permanently waived its right to nominate a member to WL Plastics’ board.

In December, 2004, the Company evaluated the accounting treatment of its investment in WL Plastics as provided by FIN 35. FIN 35 is an interpretation of APB 18. FIN 35, paragraph 3, states in part: “The presumption that the investor has the ability to exercise significant influence over the investee’s operating and financial policies stands until overcome by predominant evidence to the contrary.”

Ms. Tamara Brightwell

June 24, 2005

Paragraph 4 of FIN 35 gives examples of indications that an investor may be unable to exercise significant influence. Certain of these are detailed below, followed by the actions of the Company and WL Plastics meeting these criteria.

“the investor and investee sign an agreement under which the investor surrenders significant rights as a shareholder”.

•	Non-disclosure agreements with WL Plastics, USPoly and USPoly’s auditors/advisors and the agreement to surrender representation on the board of directors.

“Majority ownership of the investee is concentrated among a small group of shareholders who operate the investee without regard to the views of the investor.”

•	Acquisition made by WL without consultation with USPoly.

“The investor needs or wants more financial information to apply the equity method than is available to the investee’s other shareholders....tries to obtain that information, and fails.”

•	WL’s refusal to make available to USPoly financial statements required for inclusion in the proposed S-1 filing.

The Company concluded that these facts constituted predominant evidence which overcame the presumption of significant influence. Accordingly, the Company changed back to the cost method in accordance with FIN 35 and APB 18.

Note 6. Guarantees, page 42

21.	In future filings, present an analysis of the product warranty accrual for each period that a statement of operations is presented as required by paragraph 14.b. of FIN 45. This comment is also applicable to future Forms 10-Q.

RESPONSE:

In future filings, PW Eagle intends to present an analysis of product warranty accrual for each period that a statement of operations is presented as required by paragraph 14.b of FIN 45.

Ms. Tamara Brightwell

June 24, 2005

Note 15. Segment Information, page 49

22.	In future filings, provide disclosures related to goodwill by segment as required by paragraph 45 of SFAS 142.

RESPONSE:

In future filings, PW Eagle intends to provide disclosures relating to goodwill by segment as required by paragraph 45 of SFAS 142.

Item 9A. Controls and Procedures, page 54

23.	We note your disclosures stating that the principal executive officer and principal financial officer have concluded that the disclosure controls and procedures are “effective and sufficient to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified . . . ..” In future filings, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

RESPONSE:

In future filings, PW Eagle intends to state, if true, that its officers concluded that PW Eagle’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to PW Eagle’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Item 13. Certain Relationships and Related Transactions

24.	Please tell us, and revise in future filings, the duration of each management agreement made with Spell Capital Partners, LLC.

RESPONSE:

The initial term of the management agreement between PW Eagle and Spell Capital Partners, LLC, dated January 1, 2004 is through December 31, 2005, with automatic

Ms. Tamara Brightwell

June 24, 2005

quarterly renewals thereafter. The initial term of the Management Services Agreement between USPoly and Spell Capital Partners, LLC, dated September 27, 2004 is through December 31, 2005 with automatic annual renewals thereafter. PW Eagle intends to include this information in future filings.

Schedule II – Valuation and Qualifying Accounts, page 60

25.	In future filings, revise MD&A to disclose and discuss the amounts of and reasons for material changes in expenses related to asset valuation reserves during each period. We note the significant increase in the expense related to the allowance for doubtful accounts during 2004 was not disclosed or discussed in MD&A.

RESPONSE:

In future filings, PW Eagle intends to revise its MD&A section to disclose and discuss the amounts of and reasons for material changes in expenses related to asset valuation reserves during each period.

Form 10-Q for the quarter ended March 31, 2005

Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Changes in Financial Condition and Liquidity, page 12

26.	To enhance your disclosure, please confirm and revise future filings to disclose whether you and USPoly are in compliance with the covenants contained in the applicable debt agreements as of the latest balance sheet date. To the extent material, disclose and discuss your most restrictive debt covenants.

RESPONSE:

We confirm that PW Eagle and USPoly were in compliance with the covenants contained in their credit agreements as of the latest balance sheet date, March 31, 2005. PW Eagle intends to include this information in future filings. PW Eagle’s most restrictive debt covenant in its senior credit facility requires it to maintain EBITDA, calculated each quarter on the basis of a rolling twelve month period, of at least $15 million. USPoly’s most restrictive debt covenant requires it to maintain year to date earnings before tax, measured monthly, ranging from $(1.0) million to $0.8 million.

Ms. Tamara Brightwell

June 24, 2005

Part I, Item 4. Controls and Procedures

27.	Please amend the Form 10-Q to include the information required by Item 4. Controls and Procedures and re-file the CEO and CFO certifications.

RESPONSE:

PW Eagle intends to file an amended Quarterly Report on Form 10-Q to include the information required by Item 4. Controls and Procedures and will also re-file the CEO and CFO certifications.

If you have any questions regarding these matters, please contact me (612-492-7162) or, in my absence, Ryan Brauer (612-492-7252).

Sincerely,

/s/ Melodie R. Rose

Melodie R. Rose

Direct Dial: 612.492.7162

Email: mrose@fredlaw.com